Exhibit 99.1

Rogers Announces Pricing of Cash Tender Offers for Canadian Dollar Debt Securities

TORONTO, July 21, 2025 – Rogers Communications Inc. (“Rogers” or the “Company”) (TSX: RCI.A and RCI.B; NYSE: RCI) announced the pricing terms of its previously announced separate offers (the “Offers”) to purchase for cash up to the Maximum Purchase Amount (as defined in the Offer to Purchase dated July 11, 2025 (the “Offer to Purchase”), as previously amended) of its outstanding notes of the series listed in the table below (collectively, the “Notes”).

The Offers

The Offers were made upon the terms and subject to the conditions set forth in the Offer to Purchase. Capitalized terms used but not defined in this news release have the meanings given to them in the Offer to Purchase.
The table below provides certain information about the Offers, including the aggregate principal amount of each series of Notes accepted by the Company for purchase pursuant to the Offers for such Notes and the Reference Yield and the Total Consideration (per $1,000 aggregate principal amount of Notes so accepted) in respect of each such series of Notes.

Title of Notes(1)	Principal Amount Outstanding (in millions)	CUSIP / ISIN Nos.(1)	Reference Security	Bloomberg Reference Page	Reference Yield(2)	Fixed Spread (Basis Points)(2)	Total Consideration for Accepted Notes(3)	Principal Amount Accepted (in millions)
4.25% Senior Notes due 2049	C$300	775109CR0 / CA775109CR06	2.75% due 12/1/2055	FIT CAN0-50	3.824%	+135	C$872.77	C$274.4
2.90% Senior Notes due 2030	C$500	775109CS8 / CA775109CS88	1.25% due 6/1/2030	FIT CAN0-50	3.096%	+70	C$956.74	C$289.7
3.30% Senior Notes due 2029	C$500	775109CQ2 / CA775109CQ23	3.50% due 9/1/2029	FIT CAN0-50	3.011%	+75	C$981.51	C$340.5
3.25% Senior Notes due 2029	C$1,000	775109BJ9 / CA775109BJ98	4.00% due 3/1/2029	FIT CAN0-50	2.957%	+70	C$985.74	C$300.0
4.25% Senior Notes due 2032	C$1,000	775109BV2 / CA775109BV27	1.50% due 12/1/2031	FIT CAN0-50	-	+110	nil	nil
3.65% Senior Notes due 2027	C$1,500	775109BK6 / CA775109BK61	3.00% due 2/1/2027	FIT CAN0-50	-	+73.5	nil	nil

(1)	No representation is made by the Company as to the correctness or accuracy of the CUSIP number or ISIN listed in this news release or printed on the Notes. They are provided solely for convenience.

(2)
Reference Yield refers to the yield based on the bid-side price of the applicable Reference Security as specified in the table above, as quoted on the applicable Bloomberg Reference Page as of 11:00 a.m. (Eastern time) on July 21, 2025. The sum of the Reference Yield and the Fixed Spread is referred to as the “Offer Yield”.

(3)
Per C$1,000 principal amount of Notes validly tendered, and not validly withdrawn, at or prior to 5:00 p.m. (Eastern time) on July 18, 2025 that are accepted for purchase by the Company pursuant to the Offers; excludes the Accrued Coupon Payment (as defined below).

Settlement

The applicable Total Consideration for each C$1,000 principal amount of Notes accepted by the Company for purchase in the Offers will be paid in cash by or on behalf of the Company to the Tender Agent (or, at the Tender Agent’s direction, with CDS Clearing and Depository Services Inc.) on the “Settlement Date”, which is expected to occur on July 23, 2025 (the “Settlement Date”). In addition to the applicable Total Consideration, Holders whose Notes are accepted by the Company for purchase pursuant to an Offer will receive a cash payment equal to the accrued and unpaid interest on such accepted Notes from and including the immediately preceding interest payment date for such Notes to, but excluding, the Settlement Date (the “Accrued Coupon Payment”). Holders whose Notes are accepted for purchase will lose all rights as a Holder of the tendered Notes and interest will cease to accrue on the Settlement Date for all Notes accepted in the Offer. On the Settlement Date, the Company will pay any applicable cash amounts by depositing such payment with the Tender Agent or, at the Tender Agent’s direction, with CDS Clearing and Depository Services Inc., for transmission to the Holders of such Notes.

Following consummation of the Offer, any Notes that are purchased in the Offer will be retired and cancelled and no longer remain outstanding. All Notes not accepted for purchase by the Company will be returned without cost to the tendering Holders.

The Company has retained Merrill Lynch Canada Inc. (“BofA”), RBC Dominion Securities Inc. (“RBC”), Scotia Capital Inc. (“Scotia”) and TD Securities Inc. (“TD”) to act as joint lead dealer managers (the “Dealer Managers”) for the Offers. Questions regarding the Offers should be directed to BofA at (888) 292-0070 (toll-free) or (980) 387-3907 (collect), RBC at (877) 381-2099 (toll-free) or (416) 842-6311 (local), Scotia at 1-416-863-7438 (collect) or TD at 1-866-584-2096 (toll-free) or 1-416-982-6451 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers.

TSX Trust Company is acting as Tender Agent for the Offers. TMX Investor Solutions Inc. is acting as the Information Agent for the Offers.

Offer and Distribution Restrictions

This news release is for informational purposes only. This news release is not an offer to purchase or a solicitation of an offer to sell any Notes or any other securities of the Company or any of its subsidiaries. The Offers were made solely pursuant to the Offer to Purchase.

This news release does not constitute an offer or an invitation by, or on behalf of, us or the Dealer Managers (i) to participate in the Offers in the United States; (ii) to, or for the account or benefit of, any “U.S. person” (as such term is defined in Regulation S of the U.S. Securities Act of 1933, as amended); or (iii) to participate in the Offers in any jurisdiction in which it is unlawful to make such an offer or solicitation in such jurisdiction, and such persons are not eligible to participate in or tender any securities pursuant to the Offers. The distribution of this news release may be restricted by law in certain jurisdictions. Persons into whose possession this news release comes are required by us and the Dealer Managers to inform themselves about and to observe any such restrictions. This news release, the Offer to Purchase and any other offering material or advertisements in connection with the Offers may not be used for or in connection with an offer or solicitation by or to (i) any person in the United States; (ii) any U.S. person; (iii) any person in any jurisdiction in which such offer or solicitation is not authorized; or (iv) any person to whom it is unlawful to make such offer or solicitation. Accordingly, neither this news release, the Offer to Purchase nor any other offering material or advertisements in connection with the Offers may be distributed or published, in or into the United States or any such other jurisdiction (except in compliance with any applicable rules or regulations of such other jurisdiction). Tenders will not be accepted from any Holder located or resident in the United States or from, or for the account or benefit of, U.S. persons.

Those jurisdictions where the securities or other laws require the Offers to be made by a licensed broker or dealer, the Offers shall be deemed to be made on our behalf by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdictions.

Forward-looking Information

This news release includes “forward-looking information” within the meaning of applicable Canadian securities laws (referred to herein as “forward-looking information” or “forward-looking statements”), about, among other things, the expected Settlement Date.

This forward-looking information is based on a number of expectations and assumptions as of the date of this news release. Actual events and results may differ materially from what is expressed or implied by forward‐looking information if the underlying expectations and assumptions prove incorrect or our objectives, strategies or intentions change or as a result of risks, uncertainties and other factors, many of which are beyond our control, including, but not limited to, the risks described under the headings “About Forward Looking Information” and “Risks and Uncertainties Affecting our Business” in our management’s discussion and analysis for the year ended December 31, 2024. We are under no obligation to update or alter any statements containing forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Forward-looking information is provided herein for the purpose of giving information about the proposed Offers. Readers are cautioned that such information may not be appropriate for other purposes.

About Rogers Communications Inc.

Rogers is Canada’s leading communications and entertainment company and its shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit rogers.com or investors.rogers.com.

For more information:
Investor Relations
investor.relations@rci.rogers.com
1-844-801-4792